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THIS PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 11, 2009

The undersigned hereby constitutes and appoints Nachum Shamir, Yuval Yanai and Ido Warshavski, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Shares of GIVEN IMAGING LTD. (the "Company"), standing in the name of the undersigned at the close of business on July 9, 2009, at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on August 11, 2009 at 4.00 p.m., and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as set forth below.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

August 11, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.givenimaging.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033303000000000000 9 081109

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect the nominees listed below to serve as directors of the Company until the next annual general meeting of shareholders or until his/her earlier removal pursuant to Israel's Companies law, 1999 and the Company's articles of association.

NOMINEES:

- ☐ FOR ALL NOMINEES
- ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES
- ☐ FOR ALL EXCEPT (See instructions below)

- ○ Mr. Israel Makov
- ○ Mr. Dennert O. Ware
- ○ Mr. Arie Mientkavitch
- ○ Mr. Doron Birger
- ○ Mr. Nachum Shamir
- ○ Prof. Anat Leowenstein

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
2. Approving compensation to the President and Chief Executive Officer of the Company, Mr. Nachum Shamir.	☐	☐	☐
3. Approving the Company's 2009 Equity Incentive Plan	☐	☐	☐
4. Extending the expiration term of outstanding stock options previously granted to directors of the Company (other than external directors) under the Company's 2006 Equity Incentive Plan with an expiration date of five years from the date of grant.	☐	☐	☐
5. Reappointing the Company's independent auditors, Somekh Chaikin, a member of KPMG International as independent auditors of the Company until the next annual general meeting of the Company and approval that the Audit Committee and the Board of Directors are authorized to determine the remuneration of said auditors.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.